Acquisition Of Merus By Genmab

Conference Call

Company Participants

•	Anthony Pagano, Executive Vice President and Chief Financial Oﬃcer
•	Jan G. J. van de Winkel, Chief Executive Oﬃcer
•	Judith Klimovsky, Chief Development Oﬃcer
•	Judith V. Klimovsky, Executive VP & Chief Development Oﬃcer
•	Tahamtan Ahmadi, Chief Medical Oﬃcer

Other Participants

•	Asthika Goonewardene, Analyst, Truist Securities
•	Jonathan Chang, Analyst, LeeRink Partners
•	Judah Frommer, Analyst, Morgan Stanley
•	Matt Phipps, Analyst, William Blair
•	Michael Schmidt, Analyst, Guggenheim Securities, LLC
•	Qize Ding, Analyst, Redburn Atlantic.
•	Rajan Sharma, Analyst, Goldman Sachs International
•	TD Securities Participant

Presentation

Operator

Hello, and welcome to Genmab's Conference call regarding its proposed acquisition of Merus. As a reminder, this conference call is being recorded. During this telephone conference, you may be presented with forward-looking statements That include words such as believes, anticipates, plans, or expects. Actual results may diﬀer materially, for example as a result of delayed or unsuccessful development projects. Genmab is not under any obligation to update statements regarding the future, nor to conﬁrm such statements in relation to actual results, unless this is required by law. Please also note that Genmab may hold your personal data as indicated by you as part of our investor relations outreach activities in order to update you on Genmab going forward. Please refer to our website for more information on Genmab and our privacy policy. I would now like to hand the conference over to your ﬁrst speaker today, Jan van der Winkel. Please go ahead.

Jan G. J. van de Winkel

Hello and thank you for joining us today. We are sharing a transformative step for Genmab or planned acquisition of Merus. With me today to present this exciting news is our Chief Medical Oﬃcer Tahamtan Ahmadi, who will tell you about Merus exciting program petosemtamab or Peto, and our Chief Financial Oﬃcer Anthony Pagano who will walk you through the details of the proposed transaction.

For the Q&A we will be joined by Genmab's Chief Development Oﬃcer Judith Klimovsky and Chief Commercial Oﬃcer Brad Bailey. Before we continue, just a reminder, we will be making forward looking statements so please keep that in mind as we go through the rest of this call, and here is some important information on where you will be able to read more about today's news.

The proposed acquisition of Merus marks a pivotal moment for our company. It clears Genmab's very high bar for innovation and aligns with our ﬁnancial commitment of driving proﬁtable and disciplined growth. Since the 2010s we have been successfully building an integrated biotech the Genmab way, having an impact on thousands of patients.

We are on track to achieve our 2030 vision and improve the lives of more patients with our wholly owned medicines. With this proposed acquisition, we will further strengthen our foundation as we add Peto to our already compelling late stage product pipeline. High potential assets like Peto, which have received two breakthrough therapy designations are truly unique and rare.

And our expertise and leadership in antibody based innovations as well as our rapid and broad clinical development of both EPKINLY and Rina-S are a testament to our ability to unlock Peto's full potential. We believe there is a clear path to market in multiple head and neck indications for Peto and we anticipate its initial launch could take place in 2027, and we are conﬁdent that Peto has multibillion dollar peak sales potential. The addition of revenue from Peto, once approved, will give us the ﬂexibility to invest in the next winners from our innovative R&D pipeline. Genmab has delivered robust performance year over year. Our long term strategy has been to shift the company from a dependence on royalties into an end-to-end biotech, one that fully owns, develops and commercializes our own Medicines. Peto provides us with a unique opportunity to both advance that shift to a 100% owned model and maximize our long term growth altogether. Genmab is on course to achieve sustainable growth and proﬁtability into the next decades and beyond. Here you can see how the addition of Peto change enhances our late stage pipeline. These programs represent the future of Genmab. We will have three products with ﬁve breakthrough therapy designations between them. That means that the FDA believes each of these therapies has the potential to substantially improve outcomes for patients over existing therapies. Importantly, Rina-S, acasunlimab and Peto would be 100% owned assets, positioning Genmab as an antibody focused biotech powerhouse and together with EPKINLY they underpin our sustainable long term growth. We are conﬁdent in our late stage pipeline and excitingly we anticipate a number of signiﬁcant catalysts in the next 12 to 24 months. As Merus has stated, we expect top line interim readout of one or both of the Phase 3 Peto trials in 2026 for EPKINLY. We are anticipating the potential approval in second line follicular lymphoma in November and in 2026 we expect data in frontline diﬀuse large B cell lymphoma. Also, next year we expect potentially registrational data in platinum resistant ovarian cancer for Rina-S and following these signiﬁcant readouts we anticipate critical launches and indication expansions across EPKINLY, Rina-S and Peto in 2027. So, with this exciting news I will ask Tai to provide you with the details of why we are so very enthusiastic about battle. Tai, the ﬂoor is yours.

Tahamtan Ahmadi

Thank you Jan. Similar to EPKINLY and Rina-S, we view Peto as one of these truly rare assets that are a pipeline within a product. But to start with the basics, Peto is an EGFRxLGR5 bispecific antibody with the potential to become the ﬁrst and best in class therapy for head and neck. We've seen meaningful clinical beneﬁt in both ﬁrst and later line head and neck cancer settings and this has been recognized by the FDA which granted breakthrough therapy designation for both the ﬁrst line PDR1 positive and second line plus recurrent or metastatic head and neck cancer. There are two Phase 3 trials ongoing, one in ﬁrst line and one in second line head and neck. And as Jan just noted, we anticipate potential top line data for one or both of these trials already in 2026 and as Merus has publicly indicated, there is a clear path for accelerated approval under Project Frontrunner agreed with the FDA in both indications. Importantly, as we have been doing with Rina-S, and are doing with Rina-S, there are multiple signiﬁcant opportunities for expansion beyond the ongoing Phase 3 trials.

There remains a signiﬁcant need for innovative treatments in head and neck cancer with current standard of care delivering modest progression free survival and overall survival in frontline disease. An active and well tolerated bispeciﬁc could materially change outcomes for patients. In addition to ﬁrst and second line, Peto's emerging proﬁle supports a strategy to expand development into locally advanced head and neck cancer. So, this is our ﬁrst planned next step with our goal to initiate the ﬁrst phase trial in this indication in 2026 and we will provide you with more speciﬁc details in terms of both timing and trial design next year. So now let's take a look at some of the data behind our conﬁdence and our enthusiasm for Peto. The data to date are highly compelling in both ﬁrst line head and neck in combination with standard of care and in second line plus head and neck. As a single agent, Peto has demonstrated a meaningful clinical beneﬁt. In the second and third line setting, standard of care typically achieves objective response rates around 6% to 19%. By contrast, Peto demonstrated a 36% response rate with improvement also observed in both progression free survival and overall survival. Equally, the data in the ﬁrst line setting are also highly encouraging. Peto here in combination with Pembro achieved a 63% response rate that is more than three times higher than the 19% that have been observed with the standard of care. And again, this beneﬁt is not limited to response rate, but it's also reﬂected in improvements in event-driven endpoints such as progression, free survival and overall survival. It is this data on which the FDA based its granting of two PDD breakthrough designations for Peto. This recognition underscores our conﬁdence in Peto's potential to meaningfully improve outcomes for patients with head and neck. Importantly, these results support moving the combination into earlier setting locally advanced disease where the treatment opportunity and medical need is even greater. Now turning to safety. In addition to its eﬃcacy, Peto has been shown to be well tolerated with a manageable safety proﬁle. Infusion related reactions were generally conﬁned to the ﬁrst cycle with a mitigation plan in place and overall the risk beneﬁt supports advancement across lines and combination. So, in summary, we believe that our expertise in both clinical development and commercial execution will allow us to maximize the potential of Peto, giving us another opportunity to rapidly advance innovation into the clinic and automate it to patients and I would now like to hand it over to Anthony to take you to the ﬁnancial details of this transaction. Anthony.

Anthony Pagano

Thanks Tai. I'd like to begin by reiterating how enthusiastic we are about Merus and what this acquisition means for the future of Genmab. This proposed transaction will have a substantial and positive impact on Genmab's growth trajectory. Under the terms of the transaction, Genmab will acquire Merus at an oﬀer price of $97 per share in cash, which equates to around $8 billion.

We will fund the transaction with a mix of existing cash and new debt and we expect to achieve a strong non-investment grade rating. We anticipate that the transaction will close by early in the ﬁrst quarter of 2026 subject to the receipt of regulatory clearances. Now I'd like to take a moment to frame the ﬁnancial considerations.

We are conﬁdent that Peto has the potential to meaningfully improve outcomes for patients with head and neck cancer, but in order to unlock this potential will need to invest. So, as you'd expect, there will be a step up over the near to medium term in R&D and commercialization expenses as we invest in Peto as well as our existing late stage programs. Even with this investment, we will maintain signiﬁcant proﬁtability in 2026 and we'll expect Meaningful growth in 2027 as launch revenues build and our spending normalizes, we anticipate we will be approaching break even on the transaction in 2028 and the transaction will be accretive to EBITDA a year later as we believe Peto has the potential to reach at least $1 billion in revenue by 2029. Further, we are committed to rapidly deleveraging and a robust ﬁnancial foundation will allow us to pay down this debt signiﬁcantly within two years after the closing of the proposed transaction, giving us low leverage by the end of the decade.

So, we are planning for sustained growth and proﬁtability into the next decade as we unlock meaningful value from our late stage assets and maximize the potential of our commercialized medicines. Now I want to take a moment to look more closely at just how the addition of Peto to our pipeline will help us achieve this sustained growth. Adding Peto to our portfolio not only increases our scale, it signiﬁcantly advances our strategy to reduce dependence on royalties by diversifying our sources of revenue which will address our path to growth and proﬁtability by the end of the decade and beyond. As you can appreciate, there are essentially two parts of our business. We have the royalty products which include six out licensed therapies and then we have our co owned and wholly owned assets. Let's remember, in addition to DARZALEX, we also have ﬁve other royalty products with the potential for more to come and all of which have signiﬁcant potential for growth into the next decade. Together these will continue to serve as a solid foundation of recurring revenue for Genmab well into the future. But what's really exciting for us at Genmab is the potential of our proprietary products. These are the promising late stage programs that we are investing in today that provide us with signiﬁcant growth prospects moving forward. We believe that the data we are anticipating next year will serve as proof points for our conviction that EPKINLY, Rina-S and now Peto all have multibillion dollar potential. In summary, we have multiple streams of growing recurring revenue. These have laid the groundwork for our success and now with the addition of Peto to our high potential late stage portfolio, we will be well positioned to move into Genmab's next phase of growth Our conﬁdence in our projected growth comes from our track record. We have proven that we are excellent evaluators of innovation and that we can deliver on our promises. We over delivered on our ﬁnancial commitments made at the time of the Profound Bio acquisition and we rapidly accelerated the development of Rina-S. We had roughly 40 patients worth of data when we acquired Profound Bio. And we're going to exit this year with three ongoing Phase 3 trials and two potentially registrational Phase 2s for Rina-S. We have also proven that we are disciplined in our execution against our capital allocation framework and prioritization of our investments. And we continue to be committed to delivering proﬁtable growth. The addition of Peto will be absolutely key to achieving this. So, in summary, our diﬀerentiated approach to building a fully integrated biotech company started in the 2010s has continued here into the 2020s and now we have high conviction that we have the building blocks in place to continue this strong track record through the 2030s. The proposed acquisition of Merus and the addition of Peto to our pipeline is ﬁrmly on strategy and has the potential to bring another breakthrough therapy to patients and help drive long term sustainable growth for Genmab. So, with that I'm going to hand you back over to Jan.

Jan G. J. van de Winkel

Thank you Anthony. So let me summarize. The proposed acquisition of Genmab is an exceptional opportunity that advances our evolution into a global biotech leader. It accelerates our shift towards a 100% owned model. It expands and diversiﬁes our revenue and it brings us closer to achieving our 2030 vision to improve the lives of patients.

The ﬁrst Peto launch is anticipated in 2027 with real potential for it to join EPKINLY and Rina-S as multi billion dollar program. Combined with a disciplined capital allocation, strong ﬁnancial foundation and proven commercial execution, this transaction sets us up for durable long term growth into the next decade. We are pleased to answer any questions you may have. So, I will now turn the call back to the operator and open the call for questions.

Questions And Answers

Operator

Thank you. (Operator Instructions) Please note there is a limit of one question per person on today's call. We'll now move on to our ﬁrst question. Our ﬁrst question comes from the line of Jonathan Chang from LeeRink. Please go ahead, your line is open.

Q - Jonathan Chang

Good morning. Congrats on the proposed acquisition and thanks for taking my question. How much does the CRC opportunity contribute to your decision and price of the acquisition? And when could we see data on CRC and what could we see in that update? Thank you.

A - Jan G. J. van de Winkel

Thanks, Jonathan, for that question. I think I will take this one myself. CRC data will come in the coming months and will be released by Merus. And we have based our whole model only on the head and neck cancer data.

Q - Jonathan Chang Got it. Thank you.

A - Jan G. J. van de Winkel

Thank you, Jonathan.

Operator

Thank you. We'll now move on to our next question. Our next question comes from the line of Michael Schmidt from Guggenheim Partners. Please go ahead. Your line is open.

Q - Michael Schmidt

Hey, good morning and thanks for taking my questions and congrats for me as well on the proposed deal. Could you talk a bit about the timing of the acquisition? You're obviously taking on some clinical risk and talk about your comfort level in stepping in with the proposed deal prior to the Phase 3 data reading out next year. And then I also had a question on the investment that may be necessary to maximize the potential of petosemtamab globally. Can you talk about that as well? Thank you so much.

A - Jan G. J. van de Winkel

Thank you, Michael, for the question. I will take the ﬁrst one and then Anthony can take the second one. We think that the timing is perfect here. We have done very deep due diligence and, and we understand Peto really, really well, Michael. So, we have, I think, went through 56,000 ﬁles, I think, in due diligence. And we are very, very conﬁdent that this is a potential game changing, potentially transformational bispeciﬁc antibody. We understand bispeciﬁcs really well, as well as head and neck cancer.

Remember that we had a number of programs active at TIVDAK and also with GEN1042 in head and neck. So, we could really value the strength of the data, I think better than other companies potentially can do. And we believe that this is perfect timing for us to actually ﬁrst approach Merus and now come to an agreement with them because it will be the exact building block we need to very convincingly grow into a proﬁt into the next decades together with molecules like Rina-S, EPKINLY and acasunlimab. So, we think the timing is just perfect. The conﬁdence level is super high. I want to leave it with that and then hand it over to Anthony to maybe talk a bit more about the investment levels needed to optimally and broadly maximize the potential for Peto.

A - Anthony Pagano

Yeah, thanks Michael. I mean, as a starting point, if we think about the opportunity for Peto from my perspective, to very clearly clears our high bar for innovation. At the same time, Michael clears that high bar we have here at Genmab for investment. Now moving forward, you're going to see the same focus and disciplined approach to how we run this business and how we invest back into our business.

Further, Peto in this overall deal is fully in line with our capital allocation framework. And Peto again is that opportunity, that potential breakthrough therapy asset where we want to prioritize investment and that's fully in line with our capital allocation framework. Again, this is a late stage program with important data readouts in 2026 and has the potential to launch again in 2027.

So absolutely we will be investing accordingly. We will resource Peto to unlock its full potential both from an R&D and commercialization perspective. From a commercialization perspective, we have a very strong foundation that we built out here, particularly in the United States and Japan and we'll be looking to leverage that investment. And as you know, we've started to build out in Europe. So, we feel very comfortable that we have a very strong foundation that we can leverage. At the same time, Michael, we're not going to shy away from making the necessary investments.

Just very quickly then reiterate what I covered in my prepared remarks as we get into 2026. Again, we fully expect to retain signiﬁcant proﬁtability in 2026, have meaningful growth in 2027 and we expect this transaction to be approaching break even in 2028 and to be accretive in 2029. So overall we really like the setup here from an overall ﬁnancial proﬁle perspective, as a reminder again, we not only delivered but over delivered on the ﬁnancial commitments we made to the market the last time we did an acquisition and acquired Rina-S from Profound Bio. So overall, Michael, you should expect the same focus and discipline approach from the Genmab management team here.

A - Jan G. J. van de Winkel

Thank you, Anthony. Let's hand back to the operator.

Operator

Thank you. We'll now move to our next question. Our next question comes from the line of Asthika Goonewardene from Truist. Please go ahead. Your line is open.

Q - Asthika Goonewardene

Hi, good morning guys. Thanks for taking my questions and congrats on the deal. So, it's good to see that you already have plans to commence the trial in locally advanced head and neck cancer. But to Jonathan's question earlier, you could potentially see some sufficient data in colorectal cancer expansion cohorts that might illustrate a potential path to marketing CRC as well in the near term. So, I just want to get an idea from you. How would you prioritize that? If you do see a signal in CRC, how would you prioritize that versus expanding to locally advanced head and neck? And then if I can just tag

Q - Michael Schmidt

On something extra here, just want to get your comments on what you think about the LGR5 mechanism of action specifically relating to head and neck and colorectal. Which one makes more sense to you? Thanks.

A - Jan G. J. van de Winkel

Thanks, Asthika, for the question. Why don't we ask Tai to ﬁrst give you perspective on the prioritization of colorectal versus locally advanced head and neck and then also talk a bit about the mechanism of action of Peto. This is what you refer to. And then let me see whether Judith can then add to that. Tah, why don't you start?

A - Tahamtan Ahmadi

Yeah, thank you, Asthika for the question. And I would start with what is in the public data and this is of course what we at this point can talk with conﬁdence in the public space is the head and neck data. We've obviously done a lot of diligence on all the data that Merus has, but the focus right now is to talk about our plants in head and neck. Merus did a fantastic job in starting a very broad focus development with two Phase 3s that will read out in '26. And this is the area where you have a signal in the public domain single agent activity, good combinability, good safety proﬁle with high response rates that then allows us to talk about the ﬁrst of many plants which is to move into the local regional space. I think it's premature for us to have a conversation about colorectals until Merus has publicly released the data.

And at that point we would be very happy to discuss what our thoughts that we of course have on colorectals are as it relates to the mechanism of action of the asset, I think Merus itself spoke about that, they are looking into trying to further elucidate the biology, but broadly speaking, what it does disintegrates and basically binds to EGFR, internalizes it. Don't really see a reason why it would play out diﬀerently in one EGFR positive disease over the other. Haven't seen any reasons to believe that. We like the proﬁle, we like the potential of the drug and we're really excited and as we said in the beginning, we view this as a potential pipeline within a drug. Thank you.

A - Jan G. J. van de Winkel

Thanks, Tai. Judith, do you want to add anything to that?

Yeah, only two things that there are strong preclinical data on diﬀerent models of organoids to support LGR5 in diﬀerent settings, among them colorectal. And I want to echo Anthony on our commitment to unleash the full value of Peto as data provide signals to your question on potential prioritization that's it. Thanks. Thanks, Judith. Let me hand it back to the operator and see whether there are any additional questions. Thanks, Asthika.

Operator

Thank you. Would you Now move on to the next question. Our next question comes from the line of Judah Frommer from Morgan Stanley. Please go ahead. Your line is open.

Q - Judah Frommer

Hi. Thank you. Congrats on the announcement and thanks for taking the question. Maybe just one on your assumptions around peak market share potential and head and neck. First line, specifically, can you share with us any thoughts around peak market share in HPV positive versus HPV negative head and neck and the competitive landscape within those two subsets? Thank you.

A - Jan G. J. van de Winkel

Thanks Judah for the questions. Anthony, why don't you give this a go and then I can ask Tai to add to that.

A - Anthony Pagano

Yeah, I'll start oﬀ to kind of characterize the opportunity and then Tai can maybe address the emerging target product proﬁle. Again, I think if we sort of think about Peto, it has all of the characteristics that we like in terms of wanting to invest into a product. Again, it clears our very high bar for innovation and our high bar for investment. Here at Genmab we think about the opportunities we stated. We think this has multi blockbuster potential moving forward. And importantly as we think about the ﬁnancial proﬁle of Genmab, we've said that we expect at least $1 billion of sales from, from the opportunity by the end of the decade or in fact by 2029.

So, we like the overall setup in terms of adding this potential multibillion dollar product to our pipeline, which now includes three products with that multibillion dollar potential at Kinley, Rena S and now potentially Peto moving forward. So, we like the overall setup in terms of the as well as the ﬁnancial proﬁle in terms of sort of further characterizing that, we're not going to get into that right now. The last thing I'd leave you with before, handing over to Tahi is really just sort of thinking about where we're at in terms of the clinical development. We have the two ongoing Phase 3s and ﬁrst line and second line. Expect at least one of the readouts next year and a launch in 2027.

So, I think not only the multibillion dollar peak sales potential is very important here, it's also the launch timing being near term as well as clear line of sight to a very appealing and highly compelling growth trajectory as we get in the back half of this decade. But perhaps Tai, you want to sort of further characterize the target product proﬁle.

A - Tahamtan Ahmadi

Yeah. Thank you Anthony and thank you for the question. What I would say is start with this is Peto has two breakthrough therapy designations, one as monotherapy and second line and one in combination with Pembro and Frontline. And what that usually means is what it actually means is that the FDA has come to the conclusion that this data set, if true in a Phase 3, is really transformational for that particular space. And so, we underscore But that conviction, that's also what we have seen in the past based on our diligence. The opportunity space that we go in the patients right now is what there's really no drug available in second line and not much transformation or innovation has happened in Frontline beyond the integration of Pembro into that space. And so, I think that kind of gives you the idea of the potential, as Jan said, to really transform head and neck the that Peto has and that we are excited about to be part of.

A - Jan G. J. van de Winkel

Thanks, Tai. I think Judah will leave it with that and I look forward to further discussions in the very near future. Let me hand the ﬂoor back to the operator.

Operator

Thank you. We'll move on to our next question. Our next question comes from the line of Matthew Phipps from William Blair. Please go ahead. Your line is open.

Q - Matt Phipps

Hi, thanks for taking my questions. Congrats on getting what we believe is a great asset. Do you think there's any need to develop a subcutaneous formulation to try to reduce those initial infusion reactions, particularly maybe if you move into a locally advanced setting and I assume there you would look to kind of build on the Keynote689 data given what we've seen of good combinability with Pembro generally. Thank you.

A - Jan G. J. van de Winkel

Thanks for the questions. Matt. I'll hand over the formulation question to Judith. Judith, maybe you can give some color on that.

A - Judith Klimovsky

Yeah, thank you for the question. So, at this point the target product proﬁle is based on the current formulation. So, we are not. It's very early to speculate on future potential subcutaneous.

Q - Matt Phipps Thanks.

Operator

Thank you. We'll now move on to our next question. Our next question comes from the line of Keizer Ding from Redburn Atlantic. Please go ahead. Your line is open.

Q - Qize Ding

Hi. Congrats on the proposed deal. Thanks for taking my question. I have one on my side. So, given you have the GEN1042 ongoing for the head and neck cancer, so how does this proposed deal change your view and the future development for GEN1042 in head and neck cancer? Thank you.

A - Jan G. J. van de Winkel

Thanks, Qize for the question. Judith, can you handle this one?

A - Judith Klimovsky

Yeah, yeah. Thank you, Jan, and thank you for the question. So, as we already communicated, we expect more mature data for GEN1042 by the end of the year as we usually do. At that time, we will put that data in line of other data sets in our own pipeline and competitive landscape and we will make the best decision for the compound and for Genmab and for patients. So, for now, things as planned will

A - Judith V. Klimovsky

With readout for GEN1042 by the end of the year.

A - Qize Ding

Thanks, Judith. That's very clear.

Operator

Thank you.

A - Jan G. J. van de Winkel

Thanks, Lisa, for the question.

Operator

We will now move on to our next question. Our next question comes from the line of Aron Werber from TD Securities. Please go ahead. Your line is open.

Q - TD Securities Participant

Hi, this is Jane on for Yaron congrats on the post (inaudible). Thanks for taking our question. Obviously as you say it's pretty early to speculate on the CRC opportunity but just because we're going to see data from Merus later this year, can you give us a sense of what you'd like to see to be convinced that you could get another kind of blockbuster potential in CRC as well as head and neck? And then secondly, do you see any issues potentially with RYBREVANT given that you receive royalties on that drug while it competes with Peto? Thanks so much.

A - Jan G. J. van de Winkel

Thanks Jenna for the questions. I will hand them over to Ty. Ty, maybe you can give your thinking on CRC and RYBREVANT potentially interfering.

A - Tahamtan Ahmadi

Yeah and then I appreciate the question and I have to bring it back to that. We are somewhat limited at this point on what we can disclose and what we can discuss based on Merus not yet having shared any data in CRC and so broadly speaking I think I went in the earlier question through why we believe it has really the potential to transform head and neck single agent activity. Great combinability, fantastic combination data in terms of ORR, PFS and OS in colorectal this is even more obvious because there's pretty substantial data to support the idea that or does indeed translate into event-driven endpoints such as PFS and OS, maybe more so than other disease areas and so I think what we would be looking for is a particular in a combination setting where actually also the larger patient population is in frontline and second line ORR that would really promise a transformation eﬀect.

But we will have this conversation when the data is in the public domain as it relates to amivantamab or RYBREVANT. This is a Janssen drug that we are fortunate to receive royalties because it came out of the Genmab discovery engine and that's basically all there is to say. Not much to say. I don't know Jan, if you want to add anything to that? No.

A - Jan G. J. van de Winkel

No, I think that's what we can say here. We will let the strength of the data Janna speak for itself. Let's look forward to the data and then we will position Peto further for further development in diﬀerent settings. If the data actually underline there is potential there and then we'll just go for hopefully diﬀerentiated data

A - Judith Klimovsky

Great. Thanks so much.

A - Jan G. J. van de Winkel

Debbie.

Q - TD Securities Participant Thanks. Thank you.

Operator

Thank you. We'll now move on to our next question. Our next question comes from the line of Rajan Sharma from Goldman Sachs. Please go ahead. Your line is open.

Q - Rajan Sharma

Hi. Thanks for taking my question. I'm just wanting to understand the extent to which this is an acquisition of a platform rather than just a single asset and Peto, could you potentially just discuss Merus Bispecific technology platform and how that differs from Genmab's in house capabilities and post closure of the deal? How would you think about sort of prioritization of assets as they come through both of the individual platforms? Thank you.

A - Jan G. J. van de Winkel

Absolutely. Rajan, thank you for the question. I will deﬁnitely let Tai speak with you more about the details, but they have a Merus has a completely diﬀerent platform based on the Merus mouse than Genmab has and they are very very good in making excellent bispeciﬁcs like Peto, but also trispeciﬁcs in diﬀerent settings in a diﬀerent way than Genmab now has in their suite of technologies. But I will pause here Tai, and let you give further color on the Merus platform and a complementarity to our suite of technologies at Denmark.

A - Tahamtan Ahmadi

Yeah, thank you for the question. Thank you Jan. It is exactly as Jan said. Obviously we know our colleagues at Merus very well. They are our friends and literally neighbors and so we understand their point of view, their pipeline, their technologies. They are very complementary to what we are doing. So, it essentially expands our toolbox, gives us another edge, an angle and looking at certain scientiﬁc problems through diﬀerent lens of a more wider toolbox as it comes to prioritization. If and when this transaction were to close, we are one company. So, then each asset gets looked at its own merits and says no merits or Genmab pipeline anymore. It's one pipeline and I think that's all there is to say.

But we are very excited to have a group of fantastic scientists also within the same ecosystem, culturally very good ﬁt to join the company.

A - Jan G. J. van de Winkel

Thanks. Thanks Dain. I think probably nothing further to add Rajan, but a good question for sure.

Operator

Thank you. We'll now move on to our next question. Our next question comes from the line of Sebastian van der Schoot from Van Lanschot Kempen. Please go ahead. Your line is open.

Q - Sebastian van der Schoot

Hi Team, congrats on this acquisition and of this great asset and thanks for taking my question. I was wondering whether you can expand on your understanding of the mode of action of petosemtamab that actually drives the therapy in head and neck. And then I'm just wondering whether you see opportunity to create other new bispecifics that can combine the LGR5 Arm with potentially other cancer thyroids. Thank you.

A - Jan G. J. van de Winkel

Thank you, Sebastian, for the questions. I think Ty already addressed it a bit, but I will ask Ty to elaborate a bit further. What unique aspects are of Peto, which is basically combining a very good EGFR binding ARM with an LGR5 binding arm and the resulting mechanism of action for that molecule. We have a pretty good understanding of that this moment. But Ty, why don't you describe that and see whether we can Potentially use the LGR5 arm also in other combinations later on if we would close this transaction hopefully at the beginning of next year at the latest time.

A - Tahamtan Ahmadi

Yeah, thank you for the question again. And I would start with ﬁrst, of course, mechanism of action is one thing and the other one is clinical data. The clinical data for Peto is as we said many times now, truly impressive. Transformational, very well tolerated with a low discontinuation rate due to AEs, single agent activity, combinability, high response rate in combination with Peto in the frontline setting. So, this is what we're seeing to the degree I have to be now within the frame of what is in the public domain, as has been communicated by Merus itself. Merus itself has spoken to that they are further diving into the mechanism of action. What really is the contribution of both of these arms. It is without a doubt a very good EGFR arm. And without a doubt the mechanism leads to the internalization and degradation of EGFR, which is to some degree a diﬀerentiating aspect of this bispeciﬁc that then translates into the clinical proﬁle as it's been seen as it relates to future plans on other bispeciﬁc combination on the LGR5. I think this is too premature to discuss at this point.

A - Jan G. J. van de Winkel

Thanks Ty. Thanks Sebastian for the question.

Operator

Thank you. There are no further questions at this time, so I'll hand the call back to Jan for closing remarks.

A - Jan G. J. van de Winkel

So, thank you for calling in today to discuss this exciting step in Genmab's evolution. If you have any additional questions, please reach out to our investor relations team. We very much look forward to speaking with you again soon.

Operator

This concludes today's conference call. Thank you for participating. You may now disconnect. Speakers, please stand by.